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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                            (Amendment No.________)*

                                CYTRX CORPORATION
     ---------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
     ---------------------------------------------------------------------
                         (Title of Class of Securities)

                                   232828 30 1
     ---------------------------------------------------------------------
                                 (CUSIP Number)

             Steven A. Kriegsman, 154 Technology Parkway, Suite 200,
                    Norcross, Georgia 30092   (770) 368-9500
      ---------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                             As of February 11, 2002
      ---------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

          If the filing  person has  previously  filed a statement  on
          Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(c), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









          Persons  who  respond  to  the   collection  of  Information
          contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (03-00)

I.        Security and Issuer
-----------------------------

          This Schedule 13D is filed with respect to Common Stock, $0.001 par value ("Common Stock"), of CytRx Corporation, a Delaware corporation (hereinafter "CytRx" or the "Issuer"). The Issuer's principal executive offices are located at 154 Technology Parkway, Suite 200, Norcross, Georgia 30092.

II.       Identity and Background.
----------------------------------

          (a)  Name: This Schedule 13D is being filed by Stephen A. Kriegsman.
          (b) Residence or business address: His business address is 11726 San Vicente Blvd., Suite 650, Los Angeles, CA 90049.
          (c) Present Principal Occupation or Employment: Mr. Kriegsman is the chairman of Global Genomics Capital, Inc., a California corporation ("GGC"), having been elected to GGC's board of directors effective January 1, 2002.
          (d) Criminal Convictions: During the last five years, Stephen A. Kriegsman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
          (e) Securities Injunctions: During the last five years, Stephen A Kriegsman has not been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction as a result of which he was or is subject to a judgment, decree, or a final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.
          (f) Citizenship: Stephen A. Kriegsman is a citizen of the United States of America.

III.      Source and Amount of Funds or Other Consideration.
------------------------------------------------------------

          Mr. Kriegsman has the right to receive shares of the Issuer's Common Stock in exchange for his surrender of shares of the capital stock of GGC presently held by him, upon consummation of a merger (the "Merger") pursuant to an agreement entered into by and between the Issuer and GGC as of February 11, 2002.

IV.       Purpose of Transaction.
---------------------------------

          Assuming and upon consummation of the Merger, Mr. Kriegsman's shares in GGC will be canceled, and he will be issued in exchange therefor a total (assuming a final exchange ratio* of 0.765967 computed pursuant to the Merger agreement) of 3,653,664 shares of the Issuer's Common Stock. In addition, assuming and upon consummation of the Merger, CytRx will assume warrants held by Mr. Kriegsman to acquire shares of GGC common stock that will then entitle Mr. Kriegsman to acquire 459,352 shares of CytRx Common Stock. At the effective time of the Merger, Mr. Kriegsman will become Chief Executive Officer of CytRx. Concurrently, the employment of the remaining four executive officers of CytRx will be terminated as of the effective time of the Merger. The Merger agreements also provide that for a period of two years after the Merger, the board of directors of CytRx shall consist of seven directors composed of four directors who were members of CytRx's board of directors at any time during the three year period immediately preceding the effective time of the Merger, and three directors appointed by GGC, including, initially, Mr. Kriegsman. Those agreements further contemplate and provide that after the Merger, CytRx's board of directors will seek to employ a new Chief Executive Officer to replace Mr. Kriegsman. It is expected that he will undertake to secure the employment of additional officers to replace the Issuer's four other senior officers, all of whom have resigned, effective as of the Merger's close.

          * Pursuant to the Merger agreement, the exchange ratio will be calculated as of the effective time of the Merger by dividing the 9,962,881 shares of the Issuer's Common Stock to be exchanged for all shares of GGC, by the total shares of GGC then (i) issued and outstanding and also (ii) those issuable upon the exercise of any warrants or stock options for GGC common stock. As of the date hereof, the exchange ratio is expected to be 0.765967.

          Other than the foregoing, Mr. Kriegsman currently has no plans or proposals that relate to or would result in:

          (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
          (b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving CytRx or any of its subsidiaries;
          (c) A sale or transfer of a material amount of assets of CytRx or any of its subsidiaries;
          (d) Any change in the present board of directors or management of CytRx, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
          (e) Any material change in the present capitalization or dividend policy of CytRx;
          (f) Any other material change in CytRx's business or corporate structure;
          (g) Changes in CytRx's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of CytRx by any person;
          (h) Causing a class of securities of CytRx to be delisted from a national securities exchange or to cease to be authorized to be quoted in any inter-dealer quotation system of a registered national securities association;
          (i) A class of equity securities of CytRx becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
          (j)  Any actions similar to any of those enumerated above.

V.        Interest in Securities of the Issuer.
-----------------------------------------------

          (a) Assuming and upon consummation of the Merger, Mr. Kriegsman shall beneficially own (again assuming an exchange ratio of 0.765967) 3,653,664 shares of the Issuer's Common Stock, plus an additional 459,352 shares of the Issuer's Common Stock issuable upon exercise of warrants, and thus he may be deemed for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, to currently be the beneficial owner of these shares. The shares of the Issuer's Common Stock beneficially owned by Mr. Kriegsman (excluding the shares issuable upon exercise of his warrants) would constitute approximately seventeen percent (17%) of the Issuer's issued and outstanding shares upon consummation of the Merger (assuming all Issuer warrants are exercised). Mr. Kriegsman does not beneficially own any shares of the Issuer's Common Stock except those that he is entitled to receive in connection with the Merger. Mr. Kriegsman shall have sole voting and dispositive power with respect to all of the shares of CytRx's Common Stock owned by him. Other GGC shareholders are also receiving shares of the Issuer pursuant to the Merger, and while Mr. Kriegsman has certain preexisting business or personal relationships with a number of these shareholders, there are no agreements with any of them regarding control of the Issuer or the acquisition, disposition, or voting of the Issuer's shares. Accordingly, Mr. Kriegsman disclaims membership in any group of such shareholders.

          (b)  See Item III above.

          (c)  Not applicable.

          (d)  Not applicable.

VI.       Contracts, Arrangements, Understandings, or Relationships With Respect
--------------------------------------------------------------------------------
          to Securities of the Issuer.
          ----------------------------

          Not applicable.

VII.      Material to be Filed as Exhibits.
-------------------------------------------

          The following exhibits are incorporated by reference herein:

          Agreement  and  Plan  of  Merger,   dated  as  of  February  11,  2002
          (incorporated by reference from Annex A to the Issuer's Proxy Statement No. 000-15327 on Schedule 14A, as filed with the Securities and Exchange Commission (the "SEC") on June 11, 2002).

          (Exhibits, continued)


          First Amendment to Agreement and Plan of Merger, dated February 22, 2002 (incorporated by reference from pages A-55 to A-59 of Annex A to the Issuer's Proxy Statement No. 000-15327 on Schedule 14A, as filed with the SEC on June 11, 2002).



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


          July 15, 2002
          ---------------------------
          (Date)


          /s/ Steven A. Kriegsman
          ---------------------------
          (Signature)


          Steven A. Kriegsman
          -----------------------------------
          (Name and Title)